                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                      ------------------------------------



                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)
                               (FINAL AMENDMENT)

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      ------------------------------------


                        MULTI-BENEFIT REALTY FUND '87-1
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)



                 CLASS B UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)



                                      NONE
                     (Cusip Number of Class of Securities)



                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)



                                    COPY TO:

                              JOHN A. HEALY, ESQ.

                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


                      ------------------------------------

CUSIP No.   NONE                                                        Page 2

                                   14D-1/A AND 13D


===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             MADISON RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]

-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                    AF
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                      [ ]

-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                  DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   14,032
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                      [ ]

-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                   18.7%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                    OO
===============================================================================

CUSIP No.   NONE                                                        Page 3

                                   14D-1/A AND 13D


===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]

-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                    WC
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                      [ ]

-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                  DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   14,032
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                      [ ]

-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                   18.7%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                    PN
===============================================================================

CUSIP No.   NONE                                                        Page 4

                                   14D-1/A AND 13D


===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]

-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                    NOT APPLICABLE
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                      [ ]

-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                  MARYLAND
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   14,032
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                      [ ]

-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                   18.7%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                    OO
===============================================================================

CUSIP No.   NONE                                                        Page 5

                                   14D-1/A AND 13D


===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]

-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                    NOT APPLICABLE
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                      [ ]

-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                  DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   14,032
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                      [ ]

-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                   18.7%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                    CO
===============================================================================

CUSIP No.   NONE                                                       Page 6

                                   14D-1/A AND 13D


===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]

-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                    NOT APPLICABLE
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                      [ ]

-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                  UNITED STATES
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   14,032
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                      [ ]

-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                   18.7%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                    IN
===============================================================================

                 AMENDMENT NO. 5 TO SCHEDULE 14D-1/SCHEDULE 13D

         This Amendment No. 5 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 of Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), originally filed with the Commission on December 23, 1997, as amended by Amendment No. 1 filed with the Commission on January 20, 1998, Amendment No. 2 filed with the Commission on January 26, 1998, Amendment No. 3 filed with the Commission on February 2, 1998 and Amendment No. 4 filed with the Commission on February 10, 1998 (the "Schedule 14D-1"); and (ii) the initial Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas (and together with the
Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 23,000 of the outstanding class B units of limited partnership interest (the "Class B Units") of Multi-Benefit Realty Fund '87-1, at a purchase price of $25 per Class B Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.            INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) At 5:00 p.m., New York time, on Friday, February 6, 1998, the Offer expired pursuant to its terms. A total of 13,822 Class B Units, representing approximately 18.4% of the outstanding Class B Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Class B Units at the purchase price of $25 per Class B Unit.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (z)(1) Agreement of Joint Filing, dated March 11, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 11, 1998

                                       MADISON RIVER PROPERTIES, L.L.C.


                                       By: /s/ JEFFREY P. COHEN
                                           ---------------------------
                                           Jeffrey P. Cohen
                                           Manager


                                       INSIGNIA PROPERTIES, L.P.

                                       By: Insignia Properties Trust,
                                           its General Partner


                                       By: /s/ JEFFREY P. COHEN
                                           ---------------------------
                                           Jeffrey P. Cohen
                                           Senior Vice President



                                       INSIGNIA PROPERTIES TRUST


                                       By: /s/ JEFFREY P. COHEN
                                          ---------------------------
                                          Jeffrey P. Cohen
                                           Senior Vice President



                                       INSIGNIA FINANCIAL GROUP, INC.


                                       By: /s/ FRANK M. GARRISON
                                          ---------------------------
                                          Frank M. Garrison
                                           Executive Managing Director




                                       SOLELY FOR PURPOSES OF, AND INSOFAR AS
                                       HIS FILING CONSTITUTES, THE STATEMENT
                                       ON SCHEDULE 13D


                                       /s/ ANDREW L. FARKAS
                                       ---------------------------
                                       ANDREW L. FARKAS

                                 EXHIBIT INDEX



EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

  (z)(1) Agreement of Joint Filing, dated March 11, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.